N-SAR 12/31/96 - CHUBB SERIES TRUST
EXHIBIT 77.K.
Changes in Registrant s Certifying Accountants
Regulation S-K Item 304(a)





At a shareholders meeting held on December 12, 1996, the shareholders of JPM Series Trust II (formerly Chubb Series Trust) approved the engagement of Price Waterhouse, LLP as its independent auditors for the fiscal year ending December 31, 1997 to replace the firm of Ernst & Young LLP, who were dismissed as auditors of JPM Series Trust II effective December 31, 1996.

The reports of Ernst & Young LLP on the JPM Series Trust II financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the JPM Series Trust II financial statements for each of the two fiscal years ended December 31, 1996 and 1995, and in the subsequent interim period, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the matter in their report.

JPM Series Trust II has requested Ernst & Young LLP to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter dated February 27, 1997 is filed as Exhibit 1 to this Form N-SAR.